Sierra Pacific Power Company
6100 Neil Road
Reno, Nevada 89511
775-834-4011

August 31, 2016

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re: Sierra Pacific Power Company
Registration Statement on Form S-4
Filed August 10, 2016
File No. 333-213060

Ladies and Gentlemen:
This letter is provided to the staff of the Securities and Exchange Commission (the “Staff”) in connection with the above-referenced Sierra Pacific Power Company (the “Issuer”) Registration Statement relating to the offer to exchange (the “Exchange Offer”) the Issuer’s 2.60% General and Refunding Mortgage Notes, Series U, due May 1, 2026 (the “Exchange Notes”), that have been registered under the Securities Act of 1933, as amended (the “Securities Act”), pursuant to such Registration Statement, for the Issuer’s outstanding unregistered 2.60% General and Refunding Mortgage Notes, Series U, due May 1, 2026 (CUSIP: 826418BK0 and U82195AC9) (the “Initial Notes”). The Issuer hereby informs the Staff that the Issuer is registering the Exchange Offer in reliance on the Staff position in Exxon Capital Holdings Corporation, SEC No-Action Letter (available April 13, 1988) (the “Exxon Capital Letter”), Morgan Stanley & Co., Incorporated, SEC No-Action Letter (available June 5, 1991) and Shearman & Sterling, SEC No-Action Letter (available July 2, 1993). Unless otherwise indicated, defined terms used herein shall have the same meaning as set forth in the above-referenced Registration Statement, which has been filed with the Securities and Exchange Commission.
The Issuer has not entered into any arrangement or understanding with any person who will receive Exchange Notes in the Exchange Offer to distribute such Exchange Notes following completion of the Exchange Offer. The Issuer is not aware of any person that will participate in the Exchange Offer with a view to distribute the Exchange Notes.

SIERRA PACIFIC POWER COMPANY

/s/ E. Kevin Bethel
E. Kevin Bethel
Senior Vice President, Chief Financial Officer and Director
(principal financial and accounting officer)